Exhibit 12.1

NATIONAL HEALTH INVESTORS, INC.

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

(unaudited)

	Year Ended
	2016	2015	2014	2013	2012
Earnings
Income from continuing operations before adjustment for income or loss from equity investees	$153,930	$152,081	$103,123	$79,174	$72,789
Add: State franchise taxes based on gross receipts	244	124	133	132	117
Add: Fixed charges	43,657	37,986	26,948	9,607	3,700
Add: Amortization of capitalized interest	142	68	37	16	5
Subtract: Preferred stock dividends	—	—	—	—	—
Subtract: Interest capitalized	(549)	(357)	(576)	(378)	(208)

Total Earnings	$197,424	$189,902	$129,665	$88,551	$76,403

Fixed Charges
Interest expense	$39,594	$34,216	$23,302	$8,523	$3,172
Interest capitalized	549	357	576	378	208
Amortization of costs related to indebtedness	3,514	3,413	3,070	706	320

Total Fixed Charges	43,657	37,986	26,948	9,607	3,700

Preferred Stock Dividends (1)	—	—	—	—	—

Combined Fixed Charges and Preferred Stock Dividends	$43,657	$37,986	$26,948	$9,607	$3,700

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.52	5.00	4.81	9.22	20.65

(1)	There was no preferred stock outstanding for any of the periods presented.